Exhibit 99.53
THE SPANISH MINISTRY OF INDUSTRY, TOURISM AND TRADE UPHOLDS PARTIALLY THE ADMINISTRATIVE APPEAL FILED BY ENEL AND ACCIONA AGAINST CERTAIN CONDITIONS IMPOSED BY THE CNE ON PUBLIC TENDER OFFER OVER ENDESA
Rome, 23 October, 2007 — The Spanish Ministry of Industry, Tourism and Trade notified yesterday the partial approval of the administrative appeal filed by ACCIONA, S.A. (Acciona) and ENEL ENERGY EUROPE S.r.l. (EEE) on August 3, 2007 against certain conditions imposed by Resolution of the Board of Directors of the Spanish National Energy Commission (CNE) dated July 4, 2007, by means of which certain conditions were imposed against the acquisition of the capital of ENDESA by the appellants through the public tender offer recently completed.
Following the decision of the Spanish Ministry of Industry, Tourism and Trade, the administrative authorization of the public tender offer of Acciona and EEE over Endesa is subject to the following conditions:
“ONE.- Acciona and Enel shall keep Endesa as an autonomous enterprise with full operational responsibility in complying with its business plan, and as the parent company of its group, keeping its own brand, registered office, Directors and effective management and decision-making centre in Spain.
TWO.- The applicants must keep Endesa duly capitalised. To that effect, the Endesa Group must keep its debt service ratio through a net financial debt/EBITDA below 5.25, for a period of three years after taking control of Endesa. The applicants must report on compliance with said ratio to the National Energy Commission on a quarterly basis.
THREE.- Acciona and Enel shall undertake and carry out, through the control they have over Endesa, all the investments in regulated gas and electricity activities, for both transport and distribution, foreseen in: (1) the latest investment plans announced by this company for the 2007-2011 period relating to this Resolution, (2) the document called Plans for the gas and electricity sectors. Development of the transport networks 2002-2012 (“Planificación de los sectores de gas y de electricidad. Desarrollo de las redes de transporte 2002-2012”), approved by the Council of Ministers and submitted to Parliament, as well as in the (3) Framework report on demand of electric power and natural gas and how to meet it (“Informe Marco sobre la demanda de energía eléctrica y gas natural y su cobertura”) of the CNE.
This duty is understood to be without prejudice to the possible adjustment, if duly justified, of the investment plans of Endesa, to the regulatory conditions in the terms foreseen in the applicable provisions.
During the 2007-2011 period, the Endesa Group companies that engage in regulated activities may only pay out dividends when the resources generated by them (defined as the cash flow or the net profit for the year plus amortisation charges) suffice to meet both their investment commitments and the borrowings foreseen to be repaid in the relevant period.
FOUR.- Given the special characteristics of the nuclear assets from the point of view of public safety, Acciona and Enel, in exercising control of Endesa, must undertake to observe and keep unchanged the duties and regulations in force on nuclear energy and specifically compliance with those codes and agreements with the rest of the partners in the management of the nuclear power stations regarding safety and uranium supplies. To that effect, Acciona and Enel shall report to the CNE annually on any incidents that have affected production.
FIVE.- Acciona and Enel shall make sure, during a period of five years after the acquisition of Endesa, that the aggregate annual consumption of domestic coal by each station owned by Endesa that currently consumes such coal, shall not be less than the aggregate annual volumes foreseen to be consumed by said facilities under the National Mining Industry Plan for the 2006-2012 period, insofar as the current conditions and circumstances remain unchanged.
SIX.- Acciona and Enel shall keep within the Endesa Group, for a period of five years after taking control of Endesa, the companies that currently manage the generating, transport and distribution assets of the electricity systems of island and extra-peninsular areas.
SEVEN.- The CNE may demand that the Government, pursuant to the provisions of Section 10 of Act Nº 54/97, of November 27, 1997, and Section 101 of Act Nº 34/98, of October 7, 1998, take the measures mentioned in said provisions to assure power supplies in emergency situations relating to a shortfall in these or to a certain risk threatening them, or in the event of a shortage of supplies of one or more energy sources.”